MEMX Members Exchange

June 30, 2025

VIA ELECTRONIC DELIVERY

Ms. Jeannette Jackson
U.S. Securities and Exchange Commission
100 F Street, NE
Mail Stop 7010
Washington, DC 20549-7010

Re: MX2 LLC – Form 1 Amendment

Dear Ms. Jackson:

On behalf of MX2 LLC ("MX2"), and in connection with the MX2 Form 1 that is on file with the Securities and Exchange Commission ("Commission"), enclosed please find the Execution Page to Form 1 as well as the following exhibits:

- Exhibit C (noting that the MEMX LLC Certificate of Formation and MEMX LLC Amended and Restated Limited Liability Company Agreement are publicly available on MX2's website);
- Exhibit D (updated to reference the audited financial statements of MEMX LLC, the unconsolidated financial statements of MEMX Holdings LLC, MEMX SubCo LLC, MEMX Technologies LLC, and MEMX Digital Assets, and statements in lieu of financial statements for MEMX Execution Services LLC and MEMX Labs LLC, each for the fiscal year ending December 31, 2024); and
- Exhibit I (updated to provide statements in lieu of financial statements for MX2 LLC for the fiscal year ending December 31, 2024).

MX2 certifies that complete Exhibits A, B, and J are kept up-to-date and are available to the Commission and the public upon request. As MX2 has no updates to the Exhibits A and B filed in MX2's Form 1 Amendment dated May 8, 2025, nor updates to the Exhibit J filed in MX2's Form 1 Amendment dated June 23, 2025, MX2 believes the requirements in Rule 6a-2(c) regarding such Exhibits A, B, and J have been fulfilled and, as such, has not enclosed such exhibits in this Form 1 Amendment.

MX2 additionally certifies that the following complete exhibits are kept up-to-date and are available to the Commission and the public upon request: Exhibits C and its sub-exhibits, K, M, and N. As such, MX2 wishes to avail itself of the provisions of Rule 6a-2(d)(2) and has not enclosed sub-exhibits of Exhibit C nor Exhibits K, M, or N within this Form 1 Amendment.

This amendment is filed in accordance with SEC Rule 6a-2 and is intended to replace Exhibits C, D, and I to MX2's Form 1 currently on file with the Commission. Please do not hesitate to contact me at 551-370-1003 if you have any questions or require anything further.

Regards,

Anders Franzon
General Counsel

Enclosures

Form 1 Page 1 Execution Page	UNITED STATES SECURITIES AND EXCHANGE COMMISSION WASHINGTON, D.C. 20549 APPLICATION FOR, AND AMENDMENTS TO APPLICATION FOR, REGISTRATION AS A NATIONAL SECURITIES EXCHANGE OR EXEMPTION FROM REGISTRATION PURSUANT TO SECTION 5 OF THE EXCHANGE ACT	Date filed (MM/DD/YY): 6/30/25	OFFICIAL USE ONLY

WARNING: Failure to keep this form current and to file accurate supplementary information on a timely basis, or the failure to keep accurate books and records or otherwise to comply with the provisions of law applying to the conduct of the applicant would violate the federal securities laws and may result in disciplinary, administrative, or criminal action.

INTENTIONAL MISSTATEMENTS OR OMISSIONS OF FACTS MAY CONSTITUTE CRIMINAL VIOLATIONS

☐ APPLICATION ☒ AMENDMENT

1. State the name of the applicant: MX2 LLC
2. Provide the applicant's primary street address (Do not use a P.O. Box):
   525 Washington Blvd., Suite 300, Jersey City, NJ 07310

25000229

3. Provide the applicant's mailing address (if different):
   382 NE 191st Street, Suite 92178
   Miami, FL 33179
4. Provide the applicant's business telephone and facsimile number:
   833-415-6300
   (Telephone) (Facsimile)
5. Provide the name, title, and telephone number of a contact employee:
   Jonathan Kellner — Chief Executive Officer — 551-370-1001
   (Name) (Title) (Telephone Number)
6. Provide the name and address of counsel for the applicant:
   Anders Franzon
   MX2 LLC, 382 NE 191st Street, Suite 92178
   Miami, FL 33179
7. Provide the date applicant's fiscal year ends: December 31
8. Indicate legal status of applicant: ☐ Corporation ☐ Sole Proprietorship ☐ Partnership ☒ Limited Liability Company ☐ Other (specify):

   If other than a sole proprietor, indicate the date and place where applicant obtained its legal status (e.g. state where incorporated, place where partnership agreement was filed or where applicant entity was formed):

   (a) Date (MM/DD/YY): 06/01/23 (b) State/Country of formation: Delaware/United States

   (c) Statute under which applicant was organized: Delaware Limited Liability Company Act

EXECUTION: The applicant consents that service of any civil action brought by , or notice of any proceeding before, the Securities and Exchange Commission in connection with the applicant's activities may be given by registered or certified mail or confirmed telegram to the applicant's contact employee at the main address, or mailing address if different, given in Items 2 and 3. The undersigned, being first duly sworn, deposes and says that he/she has executed this form on behalf of , and with the authority of , said applicant. The unders igned and applicant represent that the information and statements contained herein, including exhibits, schedules, or other documents att ached hereto, and other information filed herewith, all of which are made a part hereof, are current, true, and complete.

Date: 6/30/25 (MM/DD/YY) — MX2 LLC (Name of applicant)

By: [signature] (Signature) — Anders Franzon, General Counsel (Printed Name and Title)

Subscribed and sworn before me this 30 day of June (Month), 2025 (Year) by Lauren Strathman (Notary Public)

My Commission expires 12/01/2027 County of Johnson State of Kansas

LAUREN MALLORY STRATHMAN NOTARY PUBLIC STATE OF KANSAS My Appt. Expires 12/01/2027

This page must always be completed in full with original, manual signature and notarization.
Affix notary stamp or seal where applicable.

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

EXHIBIT C

For each subsidiary or affiliate of the applicant, and for any entity with whom the applicant has a contractual or other agreement relating to the operation of an electronic trading system to be used to effect transactions on the exchange ("System"), provide the following information:

1. Name and address of organization.

2. Form of organization (e.g., association, corporation, partnership, etc.).

3. Name of state and statute citation under which organized. Date of incorporation in present form.

4. Brief description of nature and extent of affiliation.

5. Brief description of business or functions. Description should include responsibilities with respect to operation of the System and/or execution, reporting, clearance, or settlement of transactions in connection with operation of the System.

6. A copy of the constitution.

7. A copy of the articles of incorporation or association including all amendments.

8. A copy of existing by-laws or corresponding rules or instruments.

9. The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions.

10. An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association.

MEMX Holdings LLC

1. *Name:* MEMX Holdings LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on September 6, 2018, and amended and restated on January 22, 2019.

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

4. *Brief description of nature and extent of affiliation*: MX2 LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions:* MEMX Holdings LLC is a holding company which directly holds 100% of the equity of MX2 LLC, 99.5% of the equity of MEMX LLC, 99.5% of the equity of MEMX Execution Services LLC, 100% of the equity of MEMX SubCo LLC (which owns 0.5% of the equity of MEMX LLC and 0.5% of the equity of MEMX Execution Services LLC), 100% of the equity of MEMX Technologies LLC, 100% of the equity of MEMX Digital Assets LLC, and 100% of the equity of MEMX Labs LLC. MEMX Holdings LLC is the entity through which the ultimate owners of the applicant indirectly hold their ownership interest in the applicant and its affiliates.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX Holdings LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Limited Liability Company Agreement of MEMX Holdings LLC at https://info.memxtrading.com/governance/. This document is accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

The following persons are the directors of MEMX Holdings LLC:

Directors and Alternate Directors

CEO Director: Jonathan Kellner

Nominating Member Directors:

Nominating Member	**Director Name**	**Alternate Director Name**
Banc of America Strategic Investments Corporation	Pankil Patel	Mitsu Narang
BLK SMI, LLC	Hubert De Jesus	Juinn Ho
Citadel Securities Principal Investments LLC	Matt Culek	Donnie Phillips
Citicorp North America, Inc.	Michael Masone	Siris Singh

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

The Charles Schwab Corporation	Jeffrey Starr	Jason Clague
FMR LLC	Derrick Chan	Chris Gwozdz
Goldman Sachs PSI Global Holdings, LLC	Raj Mahajan	Jason Epstein
Jane Street Group, LLC	Brian Nigito	Andrew Upward
JPMC Strategic Investments I Corporation	Lily McInerney	Matthew Cramer
Optiver PSI B1 LLC	Rutger Brinkhuis	Liam Smith
Strategic Investments I, Inc.	Zheng Wang	Christopher Larkin
UBS Americas Inc.	Todd Lopez	Hyder Jaffrey
Virtu Investments, LLC	Douglas Cifu	Andrew Smith
Wells Fargo Central Pacific Holdings, Inc.	Inessa Even	Niall O’Brien

<u>Observers of MEMX Holdings LLC</u>

None

<u>Officers of MEMX Holdings LLC</u>

The following persons are the officers of MEMX Holdings LLC:

Title	**Name**	**Commencement Date**
Chief Executive Officer	Jonathan Kellner	2/27/2019
Chief Financial Officer	TBD*	TBD*
Chief Information Officer	Dominick Paniscotti	4/4/2024
Chief Operating Officer	Quito Zuba	4/4/2024
Chief Technology Officer	Dominick Paniscotti	6/3/2019
General Counsel and Secretary	Anders Franzon	7/1/2019
Chief People Officer	Kerry Katz	11/14/2022

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Holdings LLC.*

The following persons have served as officers of MEMX Holdings LLC during the previous year but no longer serve as officers of MEMX Holdings LLC:

Title	Name	Commencement Date	Termination Date
Chief Financial Officer	Louise Curbishley	11/25/2019	3/31/2025

Committees of MEMX Holdings LLC

(1) Finance and Audit Committee of MEMX Holdings LLC

The following Directors are members of the Finance and Audit Committee of MEMX Holdings LLC:

Zheng Wang, Chair
Mitsu Narang
Matthew Cramer

(2) Technology and Operations Committee of MEMX Holdings LLC

The following Directors are members of the Technology and Operations Committee of MEMX Holdings LLC:

Andrew Smith, Chair
Brian Nigito
Liam Smith

(3) Compensation Committee of MEMX Holdings LLC

The following Directors are members of the Compensation Committee of MEMX Holdings LLC:

Doug Cifu, Chair
Matt Culek
Brian Nigito
Zheng Wang

(4) Governance, Legal and Regulatory Committee of MEMX Holdings LLC

The following Directors are members of the Governance, Legal and Regulatory Committee of MEMX Holdings LLC:

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

Inessa Even
Liam Smith
Andrew Upward

(5) Equities Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Equities Market Structure Committee of MEMX Holdings LLC:

Hubert De Jesus, Chair
Gregg Berman
Lily McInerney
Derrick Chan
Jessica D'Alton
Jason Epstein
Alex Gorodetsky
Chris Gwozdz
Peter Haas
Christopher Larkin
Todd Lopez
Raj Mahajan
Michael Masone
Joe Mecane
Brian Nigito
Niall O'Brien
Pankil Patel
Sapna Patel
Siris Singh
Andrew Smith
Jeffrey Starr
Igor Tsirlin
Andrew Upward

(6) Options Market Structure Committee of MEMX Holdings LLC

The following persons are members of the Options Market Structure Committee of MEMX Holdings LLC:

Liam Smith, Chair
Steve Crutchfield
Shawn Cruz
Brendan Culligan
Andrew Curto
Chris Gwozdz
Paul Jiganti
Troy Kane

Ovi Montemayor
Nate Pomeroy
Sanjiv Prasad
Andrew Smith

(7) Strategy Committee of MEMX Holdings LLC

The following persons are members of the Strategy Committee of MEMX Holdings LLC:

Matt Culek
Christopher Larkin
Brian Nigito
Donnie Phillips
Andrew Smith
Andrew Upward
Zheng Wang

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MEMX SubCo LLC

1. *Name*: MEMX SubCo LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019

4. *Brief description of nature and extent of affiliation*: MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX SubCo LLC holds 0.5% interests in MEMX LLC and MEMX Execution Services LLC. MEMX SubCo LLC is a wholly-owned subsidiary of MEMX Holdings LLC, which directly holds 99.50% of the equity of MEMX LLC. MEMX SubCo LLC is an intermediate holding company that does not have any operations or provide any services.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-4 is the Certificate of Formation of MEMX SubCo LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-5 is the First Amended and Restated Limited Liability Company Agreement of MEMX SubCo LLC dated September 5, 2019, as supplemented by certain October 2019 amendments.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* None. MEMX SubCo LLC's sole member and managing member is MEMX Holdings LLC.

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Technologies LLC

1. *Name*: MEMX Technologies LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018

4. *Brief description of nature and extent of affiliation:* MEMX Technologies LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Technologies LLC provides technology and other related services associated with the operation of national securities exchanges and other trading platforms, such as matching engine services across various asset classes, to MEMX LLC and third parties. MEMX Technologies provides such technology and services to third parties on a contractual basis and also expects to provide technology and services to MX2 LLC. Services included may include development services, infrastructure services, operational support and other functions. Depending on the scope of the contractual agreement, MEMX Technologies may be in possession of the Confidential Trading Information of other customers, including other customers regulated by the Securities and Exchange Commission. MEMX Technologies has implemented policies and procedures to ensure that such Confidential Trading Information is not available to personnel other than those providing services to third parties on behalf of MEMX Technologies and further that such Confidential Trading Information is handled appropriately by those who do have access to such information.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-6 is the Certificate of Formation of MEMX Technologies LLC dated October 3, 2018, and the Amended and Restated Certificate of Formation of MEMX Technologies LLC dated January 22, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-7 is the First Amended and Restated Limited Liability Company Agreement of MEMX Technologies LLC dated February 19, 2020.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Technologies LLC's sole member and managing member is MEMX Holdings LLC.   The following persons are the officers of MEMX Technologies LLC:

Jonathan Kellner (Chief Executive Officer)
Anders Franzon (General Counsel and Secretary)
Dominick Paniscotti (Chief Information Officer and Chief Technology Officer)
Quito Zuba (Chief Operating Officer)
Jamie Voto (Chief Information Security Officer)

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Execution Services LLC

1. *Name*: MEMX Execution Services LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on May 7, 2019.

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX Execution Services LLC, and 100% of the equity of MX2 LLC. In addition, MEMX Holdings directly holds 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX Execution Services LLC.

5. *Brief description of business or functions*: MEMX Execution Services LLC is registered with the Commission as a broker-dealer and is a member of FINRA. MEMX Execution Services LLC acts as the routing broker for MEMX LLC, and will act as the routing broker for MX2 LLC.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-8 is the Certificate of Formation of MEMX Execution Services LLC dated May 7, 2019.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-9 is the First Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC dated May 19, 2020. Attached as Exhibit C-10 is the proposed Second Amended and Restated Limited Liability Company Agreement of MEMX Execution Services LLC, which will be adopted shortly before the launch of the Exchange.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:*

The following persons are the directors of MEMX Execution Services LLC:

Jonathan Kellner
Lauren Strathman
Quito Zuba

The following persons are the officers of MEMX Execution Services LLC:

Jonathan Kellner (Chief Executive Officer)
Lauren Strathman (Chief Compliance Officer)
Anders Franzon (General Counsel and Secretary)
Megan Sauerwine (Controller and FINOP)
TBD* (Chief Financial Officer)
Quito Zuba (Chief Operating Officer)

**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Execution Services LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Digital Assets LLC

1. *Name*: MEMX Digital Assets LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Exempted Limited Liability Company (LLC)

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Bermuda Limited Liability Company Act 2016, on March 10, 2022.

4. *Brief description of nature and extent of affiliation*: MEMX Digital Assets LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Digital Assets LLC is an entity formed to receive and provide financial market data.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-11 is the Certificate of Filing of MEMX Digital Assets LLC dated March 11, 2022.

8. *A copy of existing by-laws or corresponding rules or instruments*: Attached as Exhibit C-12 is the Limited Liability Company Agreement of MEMX Digital Assets LLC dated February 28, 2022.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions:* MEMX Digital Assets LLC's sole member and manager is MEMX Holdings LLC.

Officers of MEMX Digital Assets LLC

The following persons are the officers of MEMX Digital Assets LLC:

Jonathan Kellner (Chief Executive Officer)
TBD* (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Digital Assets LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX Labs LLC

1. *Name*: MEMX Labs LLC
   Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization*: Limited Liability Company

3. *Name of state and statute citation under which organized, and date of incorporation in present form*: Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on June 1, 2023. MEMX Labs LLC was dormant until the adoption of the MEMX Labs Limited Liability Company agreement executed September 17, 2024.

4. *Brief description of nature and extent of affiliation:* MEMX Labs LLC is a wholly-owned subsidiary of MEMX Holdings LLC.

5. *Brief description of business or functions*: MEMX Labs LLC is an entity formed for the purpose of holding intellectual property (such intellectual property originally may be developed or licensed by MEMX Labs LLC or developed by MX2 LLC, MEMX LLC, MEMX Technologies LLC, or MEMX Holdings LLC (or any affiliate thereof) and assigned to MEMX Labs LLC). Such intellectual property relates to and may be used in the business and operations of MX2 LLC, MEMX LLC, MEMX Technologies LLC and/or MEMX Holdings LLC. MEMX Labs LLC will license such intellectual property to MX2 LLC, MEMX LLC, MEMX Technologies LLC, and MEMX Holdings LLC as applicable. MEMX Technologies LLC may further license such intellectual property to third party clients.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments*: Attached as Exhibit C-13 is the Certificate of Formation of MEMX Labs LLC dated June 1, 2023.

8. *A copy of existing by-laws or corresponding rules or instruments:* Attached as Exhibit C-14 is the Limited Liability Company Agreement of MEMX Labs LLC dated September 17, 2024.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*: MEMX Labs LLC's sole member and managing member is MEMX Holdings LLC. Jonathan Kellner is the CEO of MEMX Labs LLC.

Officers of MEMX Labs LLC

The following persons are the officers of MEMX Labs LLC:

Jonathan Kellner (Chief Executive Officer)
TBD* (Chief Financial Officer)
Anders Franzon (Secretary)
Megan Sauerwine (Controller)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX Labs LLC.*

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association*: Not applicable

MEMX LLC

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

1. *Name:* MEMX LLC
Address: 382 NE 191st St., Suite 92178, Miami, Florida 33179

2. *Form of organization:* Limited Liability Company

3. *Name of state, statute citation under which organized, and date of incorporation in present form:* Delaware Limited Liability Company Act (6 Del. C. § 18-101, et seq.), on October 3, 2018, and amended and restated on January 22, 2019.

4. *Brief description of nature and extent of affiliation*: MEMX Holdings LLC directly holds 99.5% of the equity of MEMX LLC and 100% of the equity of MEMX SubCo LLC, which directly holds 0.5% of the equity of MEMX LLC.

5. *Brief description of business or functions:* MEMX LLC operates as a national securities exchange registered with the Commission pursuant to Section 6(a) of the Securities Exchange Act of 1934. MEMX LLC currently functions in the same manner with respect to its equity market as is proposed for the operation of MX2 LLC, and MEMX LLC also operates an equity options market. The pricing for access to and use of MEMX LLC and the pricing for access to and use of MX2 LLC will differ. Other features of MEMX LLC and MX2 LLC may differ in the future, subject to necessary rule filings with the Commission.

6. *A copy of the constitution*: Not applicable

7. *A copy of the articles of incorporation or association including all amendments:* The Exchange maintains the current Certificate of Formation of MEMX LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing..

8. *A copy of existing by-laws or corresponding rules or instruments:* The Exchange maintains the current Amended and Restated Limited Liability Company Agreement of MEMX LLC, including all amendments, at https://info.memxtrading.com/governance/. These documents are accurate as of the date of this filing.

9. *The name and title of the present officers, governors, members of all standing committees, or persons performing similar functions*:

<u>Directors of MEMX LLC</u>

The following persons are the directors of MEMX LLC:

Arianne Adams
Erica Attonito
Matthew Brennan
Barry Hochhauser
Jonathan Kellner
Deana Korby

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

Faris Matalka
Montes Piard
Hal Scott
Amy Wong

Observers of MEMX LLC
None

Officers of MEMX LLC

The following persons are the officers of MEMX LLC:

TBD* (Chief Financial Officer)
Anders Franzon (General Counsel and Secretary)
Kerry Katz (Chief People Officer)
Jonathan Kellner (Chief Executive Officer)
Dominick Paniscotti (Chief Information Officer & Chief Technology Officer)
Crystal Reilly (Chief Risk Officer)
Adam Schwartz (Chief Regulatory Officer)
Lauren Strathman (Chief Compliance Officer)
Jamie Voto (Chief Information Security Officer)
Quito Zuba (Chief Operating Officer)
**The Exchange is currently evaluating candidates for the position of Chief Financial Officer of MEMX LLC.*

Committees of MEMX LLC

The committees of MEMX LLC are listed below.

(1) Appeals Committee of MEMX LLC

The following Directors are members of the Appeals Committee of MEMX LLC:

Arianne Adams
Barry Hochhauser
Deana Korby

(2) Nominating Committee of MEMX LLC

The following persons are members of the Nominating Committee of MEMX LLC:

Dan Weingarten

Diana Didia
Kenneth Grossfield

(3) Member Nominating Committee of MEMX LLC

The following persons are members of the Member Nominating Committee of MEMX LLC:

Michael Kamph
Matthew Healey
Brian Suth

(4) Regulatory Oversight Committee of MEMX LLC

The following Directors are members of the Regulatory Oversight Committee of MEMX LLC:

Hal Scott
Montes Piard
Amy Wong

10. *An indication of whether such business or organization ceased to be associated with the applicant during the previous year, and a brief statement of the reasons for termination of the association:* Not applicable

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

EXHIBIT D

For each subsidiary or affiliate of the exchange, provide unconsolidated financial statements for the latest fiscal year. Such financial statements shall consist, at a minimum, of a balance sheet and an income statement with such footnotes and other disclosures as are necessary to avoid rendering the financial statements misleading. If any affiliate or subsidiary is required by another Commission rule to submit annual financial statements, a statement to that effect, with a citation to the other Commission rule, may be provided in lieu of the financial statements required here.

MEMX LLC, an affiliate of the applicant, filed audited financial statements for the fiscal year ending December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934.

MEMX Holdings LLC, the applicant's parent, filed unaudited financial statements for the fiscal year ending December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MEMX SubCo LLC, an affiliate of the applicant, filed unaudited financial statements for the fiscal year ending December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MEMX Execution Services LLC, an affiliate of the applicant, filed financial statements for the fiscal year ending December 31, 2024 with the Commission pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 thereunder.

MEMX Technologies LLC, an affiliate of the applicant, filed unaudited financial statements for the fiscal year ending December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MEMX Labs LLC was formed on June 1, 2023 and has not been funded; thus, financial statements for this entity are not available.

MEMX Digital Assets LLC, an affiliate of the applicant, filed unaudited financial statements for the fiscal year ending December 31, 2024 with the Commission pursuant to Rule 6a-2(b)(1) under the Securities Exchange Act of 1934 (applicable to MEMX LLC).

MX2 LLC
Date of Filing/Accurate as of: June 30, 2025

EXHIBIT I

For the latest fiscal year of the applicant, audited financial statements which are prepared in accordance with, or in the case of a foreign applicant, reconciled with, United States generally accepted accounting principles, and are covered by a report prepared by an independent public accountant. If an applicant has no consolidated subsidiaries, it shall file audited financial statements under Exhibit I alone and need not file a separate unaudited financial statement for the applicant under Exhibit D.

MX2 LLC (the "Exchange") has been formed but has not commenced operations and does not yet have audited financial statements for any fiscal year. As noted in the Exchange's current Limited Liability Company Agreement, MEMX Holdings LLC has provided a cash contribution to the Exchange of $5 million to support the future launch and commencement of operations of the Exchange. The Exchange represents that such cash contribution and in-kind contributions (such as legal, regulatory, and infrastructure-related services) will be adequate to operate the Exchange, including the regulation of the Exchange.

In addition, the Exchange represents that there will be a written agreement between the Exchange and MEMX Holdings LLC that requires MEMX Holdings LLC to provide adequate funding for the Exchange's operations, including the regulation of the Exchange. This agreement will provide that the Exchange receive all fees, including regulatory fees and trading fees, payable by the Exchange's Members, as well as any funds received from any applicable market data fees and tape revenue. The agreement further will provide that MEMX Holdings LLC will reimburse the Exchange for its costs and expenses to the extent the Exchange's assets are insufficient to meet its costs and expenses. Excess non-regulatory funds, as solely determined by the Exchange, will be remitted to MEMX Holdings LLC in accordance with the Exchange LLC Agreement.

Financial statements of MEMX Holdings LLC are described in Exhibit D.